UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

International Stem Cell Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05577Y107
(CUSIP Number)

Rouslan Semechkin, President
X-Master, Inc.
1 Overlook Drive, Unit 11
Amherst, New Hampshire 03031
Tel. (603) 672-7070
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Michael B. Tule, Esq.
McLane, Graf, Raulerson & Middleton, Professional Association
900 Elm Street, P.O. Box 326
Manchester, New Hampshire 03105-0326
Tel. (603) 625-6464

December 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Page 1 of 12 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons. X-Master, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A New Hampshire Corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 16,025,630[1],[2]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 16,025,630[1],[2]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,025,630[1],[2]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 29.5%[3]
14. Type of Reporting Person (See Instructions) CO

1 Of the 16,025,630 shares of common stock, $.001 par value ("Common Shares") reported, 16,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock, and 20 shares of Series D Preferred Stock issued to the Reporting Person in connection with the transactions described in Item 4 of this statement.  With respect to the Series D Preferred Stock, includes 10 shares which the Reporting Person has the right to acquire within the next 60 days.

2 Includes 25,630 Common Shares held by R. Semechkin.  The Reporting Person may be deemed the indirect beneficial owner of such shares.

3 The calculation of the percentage is based on (i) 38,410,675 Common Shares outstanding as of December 30, 2008, as disclosed in Section 2.2 of the Disclosure Schedules to the Series D Purchase Agreement, and (ii) 16,000,000 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock, and 20 shares of Series D Preferred Stock of the Issuer issued or to be issued in connection with the transactions described in Item 4 of this statement.

Page 2 of 12 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons. Andrei Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 16,025,630[1],[2]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 16,025,630[1],[2]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,025,630[1],[2]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 29.5%[3]
14. Type of Reporting Person (See Instructions) IN

1 Of the 16,025,630 Common Shares reported, 16,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock, and 20 shares of Series D Preferred Stock issued to X-Master, Inc. in connection with the transactions described in Item 4 of this statement.  The Reporting Person may be deemed the indirect beneficial owner of such shares because he is the director and sole stockholder of X-Master, Inc.  With respect to the Series D Preferred Stock, includes 10 shares which the Reporting Person has the right to acquire within the next 60 days.
2 Includes 25,630 Common Shares held by R. Semechkin.  The Reporting Person may be deemed the indirect beneficial owner of such shares.
3 The calculation of the percentage is based on (i) 38,410,675 Common Shares outstanding as of December 30, 2008, as disclosed in Section 2.2 of the Disclosure Schedules to the Series D Purchase Agreement, and (ii) 16,000,000 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock, and 20 shares of Series D Preferred Stock of the Issuer issued or to be issued in connection with the transactions described in Item 4 of this statement.

Page 3 of 12 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons. Rouslan Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 16,025,630[1],[2]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 16,025,630[1],[2]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,025,630[1],[2]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 29.5%[3]
14. Type of Reporting Person (See Instructions) IN

1 Of the 16,025,630 Common Shares reported, 16,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock, and 20 shares of Series D Preferred Stock issued to X-Master, Inc. in connection with the transactions described in Item 4 of this statement.  The Reporting Person may be deemed the indirect beneficial owner of such shares because he is the President of X-Master, Inc.  With respect to the Series D Preferred Stock, includes 10 shares which the Reporting Person has the right to acquire within the next 60 days.
2 Includes 25,630 Common Shares held individually by the Reporting Person.
3 The calculation of the percentage is based on (i) 38,410,675 Common Shares outstanding as of December 30, 2008, as disclosed in Section 2.2 of the Disclosure Schedules to the Series D Purchase Agreement, and (ii) 16,000,000 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock, and 20 shares of Series D Preferred Stock of the Issuer issued or to be issued in connection with the transactions described in Item 4 of this statement.

Page 4 of 12 Pages

ITEM 1.  SECURITY AND ISSUER

The title of the class of equity securities to which this Statement relates is the Common Stock, par value $0.001 per share (sometimes referred to in this statement as "Common Shares"), of International Stem Cell Corporation (the "Issuer") issuable upon the conversion of the Reporting Person's Series C and Series D Preferred Stock of the Issuer.

The principal executive offices of the Issuer are located at 2595 Jason Court, Oceanside, California 92056.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed on behalf of X-Master, Inc., ("X-Master"), Andrei Semechkin ("A. Semechkin") and Rouslan Semechkin ("R. Semechkin") (each, a "Reporting Person" and collectively, the "Reporting Persons").

X-Master is a New Hampshire corporation which holds real estate and other assets and investments.  The principal business address of X-Master is 1 Overlook Drive, Unit 11, Amherst, New Hampshire 03031.  During the last five years, X-Master has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

A. Semechkin’s business address is 1 Overlook Drive, Unit 11, Amherst, New Hampshire 03031.  Mr. Semechkin is Director and sole shareholder of X-Master.  Mr. Semechkin is also a Director and the Chief Business Officer of the Issuer, which is an early-stage stem cell therapeutics company, with an address of 2595 Jason Court, Oceanside, CA 92056.  During the last five years, Mr. Semechkin has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Semechkin is the father of R. Semechkin.  Mr. Semechkin is a citizen of Russia.

R. Semechkin’s business address is 1 Overlook Drive, Unit 11, Amherst, New Hampshire 03031.  Mr. Semechkin is President of X-Master.  Mr. Semechkin is also a Director and research scientist of the Issuer.  During the last five years, Mr. Semechkin has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Semechkin is the son of A. Semechkin.  Mr. Semechkin is a citizen of Russia.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds for the acquisition of the 2,000,000 shares of Series C Preferred Stock on August 20, 2008 and September 23, 2008, for an aggregate purchase price of $2,000,000; and the acquisition of the 10 shares of Series D Preferred Stock on December 30, 2008 for $1,000,000, was from the working capital of X-Master.

In August 2008 R. Semechkin individually acquired 25,630 Common Shares at market prices at an aggregate purchase price of approximately $10,000 from his personal funds.

The shares referred to in this Item 3 are sometimes referred to in this statement as the "Group Shares".

ITEM 4.  PURPOSE OF TRANSACTION

The Group Shares have been acquired by the Reporting Persons for investment purposes.  Subject to the terms and conditions of the Series D Purchase Agreement (defined below) the Reporting Persons intend to acquire additional shares of Series D Preferred Stock as further described in this Item 4.

The Series C Preferred Stock

As reported in the Issuer’s Current Report on Form 8-K, dated August 21, 2008, on August 20, 2008, the Issuer entered into a Series C Convertible Preferred Stock Securities Purchase Agreement (the "Series C Purchase Agreement") with X-Master providing for the issuance and sale of $3,000,000 (the "Series C Purchase Price") of the Series C Preferred Stock, an aggregate of 3,000,000 shares, at a purchase price of $1.00 per share.  Each share of Series C Preferred Stock is convertible, at the holder's option, to Common Shares at the conversion rate of $.25 per share (or 4 Common Shares for each share of Series C Preferred Stock, subject to adjustment as set forth in the Certificate of Designation of the Series C Preferred Stock (the "Series C Certificate").  The closing of the transactions contemplated by the Series C Purchase Agreement was to take place in three tranches.  The first tranche closed on August 20, 2008 and was for $700,000, an aggregate of 700,000 shares of Series C Preferred Stock.  The second tranche closed on September 23, 2008 and was for $1,300,000, an aggregate of 1,300,000 shares of Series C Preferred Stock.  X-Master did not close the purchase contemplated in the third tranche, which was superseded by the purchase of the Series D Preferred Stock discussed below.  The issuance of the shares of Series C Preferred Stock was made pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Page 5 of 12 Pages

Representations and Warranties; Covenants.  The Series C Purchase Agreement contains customary representations and warranties by the Issuer.  It also contains certain covenants, including customary indemnification covenants covering X-Master.

Certificate of Designation.  The Series C Certificate, which was filed with and accepted by the Delaware Secretary of State on August 19, 2008, establishes the rights, designations, preferences, qualifications, privileges, limitations, and restrictions of the Series C Preferred Stock.

Dividends.  The Series C Preferred Stock is not entitled to receive any dividends, unless the Issuer declares and pays any dividends on the Common Shares, in which case the Series C Preferred Stock are entitled to share in such dividends on a pro rata basis, as if the shares had been converted into Common Shares.

Liquidation Preference.  In the event of any liquidation, dissolution or winding up of the Issuer, the holders of the Series C Preferred Stock will be entitled to receive, prior and in preference to any distribution to the holders of Common Shares, but only after payment in full of the liquidation preferences payable to holders of any shares of Series A Preferred Stock then outstanding, an amount per share equal to the sum of (i) One Dollar ($1.00) for each outstanding share of Series C Preferred Stock (subject to adjustment of such fixed dollar amount for any stock splits, stock dividends, combinations, recapitalizations or the like) plus (ii) one percent (1%) of the Original Series C Issue Price for every full two (2) calendar months from January 1, 2008 to the date of such liquidation, dissolution or winding up of the Issuer  If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series C Preferred Stock shall be insufficient to permit the payment of the full aforesaid preferential amounts, then, subject to the rights of any debt holders of the Issuer and the rights of any other series of Preferred Stock that may from time to time come into existence, the entire assets and funds of the Issuer legally available for distribution shall be distributed ratably among the holders of the Series C Preferred Stock in proportion to the amount of such stock owned by each such holder.

Voting.  Each holder of Series C Preferred Stock is entitled to vote on each matter on which holders of Common Shares are entitled to vote on an as-converted basis.  Each share of Series C Preferred Stock is entitled to one vote on any matter relating to an adverse change in the rights of the Series C Preferred Stock or the rights of the holders of the Series C Preferred Stock and on any matter as to which the approval of the holders of the Series C Preferred Stock as a class is required by law, including, but not limited to, any increase in the number of Series C Preferred Stock issuable by the Issuer.  The holders of a majority of the shares of Series C Preferred Stock, exclusively and as a separate class, are entitled to nominate and elect one (1) director to serve on the Board of Directors of the Corporation.  Mr. R. Semechkin currently serves as the Series C designated director of the Issuer.

The foregoing description of each of the Series C Purchase Agreement and the Series C Certificate does not purport to be complete and is qualified in its entirety by reference to the Series C Purchase Agreement and the Series C Certificate, as applicable, copies of which are filed as Exhibits 2 and 3, respectively, and are incorporated in this statement by reference.

The Series D Preferred Stock

As reported in the Issuer’s Current Report on Form 8-K, dated January 5, 2009, on December 30, 2008, the Issuer entered into a Series D Preferred Stock Purchase Agreement (the “Purchase Agreement”) with each of the Reporting Persons providing for the issuance and sale of up to $5,000,000 of Series D Preferred Stock, an aggregate of 50 shares, at a purchase price of $100,000 per share.  Each share of Series D Preferred Stock is convertible into Common Shares, at a conversion rate of $0.25 per share (400,000 Common Shares for each share of Series D Preferred Stock) subject to adjustment as provided in the Series D Preferred Stock Certificate of Designation (the "Series D Certificate").  Pursuant to the Series D Purchase Agreement, the investment will be made in five tranches of $1,000,000 each.  The closing of the first tranche contemplated by the Series D Purchase Agreement occurred on December 30, 2008.  The issuance of the Series D Preferred Stock was made pursuant to Section 4(2) of the Securities Act of 1933, as amended.  The closing of the second tranche contemplated by the Purchase Agreement is scheduled to occur on February 5, 2009 and is subject to customary closing conditions, including the purchaser's determination in its sole discretion, that no material adverse effect has occurred with respect to the Issuer.  The closings of the third, fourth and fifth tranches contemplated by the Purchase Agreement are scheduled to occur on March 20, 2009, June 30, 2009, and September 20, 2009 respectively, but  the obligation to make such purchases shall be at the purchaser’s option and in their sole discretion.  Pursuant to the Series D Purchase Agreement, the purchaser must give the Issuer sixty (60) days prior notice of its intention to purchase each optional tranche.

Page 6 of 12 Pages

Representations and Warranties; Covenants.  The Series D Purchase Agreement contains customary representations and warranties by the Issuer.  It also contains certain covenants, including customary indemnification covenants covering the Reporting Persons.

Certificate of Designation.  The Series D Certificate, which was filed with and accepted by the Delaware Secretary of State on December 29, 2008, establishes the rights, designations, preferences, qualifications, privileges, limitations, and restrictions of the Series D Preferred Stock.

Rank, Parity and Seniority.  The Series D Preferred Stock ranks senior to the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and the Common Shares as to liquidation, dividends, redemption and upon a liquidation event.

Dividends.  Series D Preferred Stock receives dividends at the rate per annum of ten percent (10%) of the original purchase price per share through December 31, 2011, (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series D Preferred Stock).  From and after January 1, 2012, the Series D Preferred Stock receives dividends at the rate per annum of six percent (6%) of the original purchase price per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series D Preferred Stock).  Dividends on the Series D Preferred Stock are paid quarterly.

Liquidation Preference.  In the event of any liquidation, dissolution or winding up of the Issuer, either voluntary or involuntary the holders of Series D Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Issuer to the holders of junior Preferred Stock and Common Shares, an amount per share equal to the sum of (i) the Series D original issue price (as adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations and other similar capitalization changes with respect to the Series D Preferred Stock), and (ii) any accrued but unpaid Series D dividends.  If upon the occurrence of a liquidation event, the assets and funds legally available for distribution to stockholders shall be insufficient to permit the payment to all holders of Series D Preferred Stock of the full liquidation amount for such series, then the entire assets and funds of the Issuer legally available for distribution to stockholders shall be distributed ratably among the holders of Series D Preferred Stock.

Voting.  Each holder of Series D Preferred Stock is entitled to vote on each matter on which holders of Common Shares are entitled to vote on an as-converted basis.  Each share of Series D Preferred Stock is entitled to one vote on any matter relating to an adverse change in the rights of the Series D Preferred Stock or the rights of the holders of the Series D Preferred Stock and on any matter as to which the approval of the holders of the Series D Preferred Stock as a class is required by law, including, but not limited to, any increase in the number of Series D Preferred Stock issuable by the Issuer.  The holders of 67% of the shares of Series D Preferred Stock, exclusively and as a separate class, are entitled to nominate and elect one (1) director to serve on the Board of Directors of the Corporation.  Mr. A. Semechkin currently serves as the Series D designated director of the Issuer.  If, for any reason, the Series C Preferred Stock is no longer able or eligible to elect a director to the Issuer's board, the Series D Preferred Stock shall be entitled to nominate and elect two (2) directors.

Conversion.  Each share of Series D Preferred Stock is convertible, at the option of the holder, into Common Shares at the conversion rate of $.25 per share (or 400,000 Common Shares for each share of Series D Preferred Stock), subject to adjustment as provided in the Series D Certificate.

Protective Provisions – Series D Stockholders.  For so long as ten (10) shares of the Series D Preferred Stock remain outstanding, the Issuer shall not, without the consent of the holders of 67% of the Series D Preferred Stock, take any of the following actions:  liquidate, dissolve or wind-up the affairs of the Issuer, or effect any deemed liquidation event; amend, alter, or repeal any provision of the Certificate of Incorporation, Certificates of Designation, Bylaws or other document or agreement in a manner adverse to the Series D Preferred Stock; sell, transfer, or assign substantially all of its assets, whether directly or indirectly by stock sale, merger, or otherwise, or permit any direct or indirect subsidiary to sell, transfer, or assign, substantially all of its assets, whether directly or indirectly by stock sale, merger, or otherwise; create or authorize the creation of or issue or obligate itself to issue any other security, or any other securities convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or in addition to those granted the Series D Preferred Stock, or altering the percentage of board seats held by the Series C and D Directors combined (or, the Series D Directors, as the case may be), or increase the authorized number of shares of Series D Preferred Stock; create or authorize the creation of or issue or obligate itself to issue any other security, or any other securities convertible into or exercisable for any equity security, having liquidation rights, preferences, or privileges senior to, in addition to, or in parity with those granted the Series D Preferred Stock (except that the Issuer may issue securities with liquidation preferences in parity with the Series D Preferred Stock); purchase or redeem or pay any dividend on any capital stock prior to the Series D Preferred Stock; create or authorize the creation of any new debt security if the Issuer’s aggregate indebtedness would exceed $100,000; or increase or decrease the size of the Board of Directors.

Page 7 of 12 Pages

Protective Provisions – Board of Directors.  For so long as ten (10) shares of the Series D Preferred Stock remain outstanding, the Issuer shall not, without the consent of the Series C and Series D directors, take the following actions: make loans or advances to employees, except as in the ordinary course of business as part of travel advances or salary (promissory notes for purchase of shares permitted); change the compensation of the executive officers of the Issuer, including approving any option grants; make guarantees of indebtedness for money borrowed except in the ordinary course of business; change the principal business of the Issuer, enter new lines of business, or exit the current line of business; own or permit any subsidiary to own any stock or other securities of any other corporation, partnership, or entity unless it is wholly owned by the Issuer; incur any debt security, or debt that is secured by any assets of the Issuer (other than sale & lease-back types of credit); make investments in, or loans to, any third parties; sell, transfer, license, pledge, or encumber technology or intellectual property, other than licenses granted in the ordinary course of business; or incur aggregate indebtedness in excess of $100,000.

Board Composition.  In connection with and as required by the Series D Purchase Agreement, upon the closing of the first tranche of the Series D Preferred Stock, the Issuer's board of directors shall be comprised of no more than seven (7) members.  To create a vacancy for the Series D Preferred Stock director designee, Edward O. Hunter resigned from the Issuer's board of directors and A. Semechkin was appointed as the Series D Preferred Stock director designee.

Management.  In connection with the transaction, the Issuer entered into Employment Agreements with A. Semechkin and R. Semechkin (the "A. Semechkin Employment Agreement" and the "R. Semechkin Employment Agreement", respectively).  Pursuant to the A. Semechkin Employment Agreement, Mr. A. Semechkin was appointed Chief Business Officer of the Issuer and became a member of the executive officer team of the Issuer.  Pursuant to the R. Semechkin Employment Agreement, Mr. R. Semechkin was hired by the Issuer as a research scientist.  Each of the employment agreements are for a term of five (5) years.  The Issuer also entered into a management rights letter dated December 30, 2008 (the "Management Rights Letter") granting the Reporting Persons access to certain information in the event that the Reporting Persons are no longer represented on the Issuer's board of directors and continue to hold no less than five (5) shares of Series D Preferred Stock.

Investor Rights Agreement.  The Issuer entered into an Investor Rights Agreement dated December 30, 2008 (the "Investor Rights Agreement") whereby the Issuer granted the Reporting Persons the right to participate, on a pro rata basis, in future issuances of the Issuers securities.

The foregoing description of each of the Series D Purchase Agreement, the Series D Designation, the A. Semechkin Employment Agreement, the R. Semechkin Employment Agreement, and the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Series D Purchase Agreement, the Series D Certificate, the A. Semechkin Employment Agreement, the R. Semechkin Employment Agreement, and the Investor Rights Agreement, as applicable, copies of which are filed as Exhibits 4, 5, 6, 7, and 8, respectively, and are incorporated in this statement by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and reserve the right to acquire additional shares of convertible preferred or common stock through market purchases, in privately negotiated transactions or otherwise.  Any such acquisition will depend upon, among other things, the availability of shares for purchase at satisfactory price levels; their continuing evaluation of the Issuer’s business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative investment opportunities; the availability of financing; and other future developments.

Except as otherwise described in this Item 4, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 8 of 12 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)

As of December 30, 2008, X-Master, Inc., by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 16,025,630 Common Shares.  The Group Shares represent approximately 29.5% of the total number of shares of Common Shares outstanding as of December 30, 2008 (plus the 16,000,000 Common Shares which would be outstanding upon the conversion of the Series C and Series D Preferred Stock and assuming that no other shares of preferred stock held by others have been previously, or are simultaneously, converted to Common Shares).

As of December 30, 2008, A. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 16,025,630 Common Shares.  The Group Shares represent approximately 29.5% of the total number of shares of Common Shares outstanding as of December 30, 2008 (plus the 16,000,000 Common Shares which would be outstanding upon the conversion of the Series C and Series D Preferred Stock and assuming that no other shares of preferred stock held by others have been previously, or are simultaneously, converted to Common Shares).

As of December 30, 2008, R. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 16,025,630 Common Shares.  The Group Shares represent approximately 29.5% of the total number of Common Shares outstanding as of December 30, 2008 (plus the 16,000,000 Common Shares which would be outstanding upon the conversion of the Series C and Series D Preferred Stock and assuming that no other shares of preferred stock held by others have been previously, or are simultaneously, converted to Common Shares).

(1) Includes 10 shares of Series D Preferred Stock which the Reporting Persons have the right to acquire pursuant to the Series D Purchase Agreement within 60 days from the date of this statement.  As described in Item 4 of this statement, pursuant to the Series D Purchase Agreement, the Reporting Persons have the right to acquire up to 50 shares of Series D Preferred Stock in five separate tranches of 10 shares each.  The first tranche closed on December 30, 2008 and the remaining tranches are scheduled to be purchased on February 5, 2009, March 20, 2009, June 30, 2009 and September 20, 2009.  If the Reporting Persons were to exercise their right to purchase all of the tranches, the Reporting Persons would own 50 shares of Series D Preferred Stock, convertible into 20,000,000 Common Shares, for a total of 28,025,630 Common Shares, or 34% of the outstanding Common Shares as of December 30, 2008, on an "as converted" basis.

(b)

Number of shares as to which X-Master has:

(i)      Sole power to vote or to direct the vote:  0
(ii)     Shared power to vote or to direct the vote:  16,025,630
(iii)    Sole power to dispose or to direct the disposition of:  0
(iv)    Shared power to dispose or to direct the disposition of:  16,025,630

Number of shares as to which Andrei Semechkin has:

(i)      Sole power to vote or to direct the vote:  0
(ii)     Shared power to vote or to direct the vote:  16,025,630
(iii)    Sole power to dispose or to direct the disposition of:  0
(iv)    Shared power to dispose or to direct the disposition of:  16,025,630

Number of shares as to which Rouslan Semechkin has:

(i)      Sole power to vote or to direct the vote:  0
(ii)     Shared power to vote or to direct the vote:  16,025,630
(iii)    Sole power to dispose or to direct the disposition of:  0
(iv)    Shared power to dispose or to direct the disposition of: 16,025,630

(c)  On December 30, 2008, X-Master, Inc. acquired 10 shares of Series D preferred stock for $100,000 per share convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, for a total of 4,000,000 Common Shares.  The acquisition was made pursuant to the Purchase Agreement described in Item 4 above, a copy of which is filed as Exhibit 4 hereto and incorporated herein by this reference.

(d) Not applicable.

(e)  Not applicable.

Page 9 of 12 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Item 4 of this statement is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Agreement of Joint Filing, dated January 9, 2009, by and among X-Master, Inc., Andrei Semechkin, and Rouslan Semechkin.

Exhibit 2:
Series C Convertible Preferred Stock Securities Purchase Agreement, dated August 20, 2008, by and between International Stem Cell Corporation and X-Master, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on August 21, 2008).

Exhibit 3:
Certificate of Designation of Rights, Preferences, Privileges and Restrictions of Series C Preferred Stock of International Stem Cell Corporation, dated August 18, 2008 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on August 21, 2008).

Exhibit 4:
Series D Preferred Stock Purchase Agreement, dated December 30, 2008, by and among International Stem Cell Corporation, X-Master, Inc., Andrei Semechkin, and Rouslan Semechkin (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on January 5, 2009).

Exhibit 5:
Certificate of Designation of Rights, Preferences, Privileges and Restrictions of the Series D Preferred Stock of International Stem Cell Corporation, dated December 29, 2008 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on January 5, 2009).

Exhibit 6:
Employment Agreement of Andrei Semechkin, dated December 30, 2008, by and between International Stem Cell Corporation and Andrei Semechkin (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on January 5, 2009).

Exhibit 7:
Employment Agreement of Rouslan Semechkin, dated December 30, 2008, by and between International Stem Cell Corporation and Rouslan Semechkin (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K, filed on January 5, 2009).

Exhibit 8:
Investor Rights Agreement, dated December 30, 2008, by and among International Stem Cell Corporation, X-Master, Inc., Andrei Semechkin, and Rouslan Semechkin (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed on January 5, 2009).

Exhibit 9:
Power of Attorney, dated November 19, 2008, relating to X-Master, Inc. (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 10:
Power of Attorney, dated November 19, 2008, relating to Andrei Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 11:
Power of Attorney, dated November 19, 2008, relating to Rouslan Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

[Signature page follows.]

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2009	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrei Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Rouslan Semechkin

/s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Signature page to SCHEDULE 13D – CUSIP Number 05577Y107

Page 11 of 12 Pages

Exhibit 1
AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value, of International Stem Cell Corporation, a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: January 9, 2009	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrei Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Rouslan Semechkin

/s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact